Page 1 of 9 Pages



                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*



                           INNOVIR LABORATORIES, INC.
                                (Name of Issuer)


                          COMMON STOCK, $.013 PAR VALUE
                         (Title of Class of Securities)


                                                        457644106
                                 (CUSIP Number)


                            Mr. Francis M. O'Connell
                             Chief Financial Officer
                           VIMRx Pharmaceuticals Inc.
                        2751 Centerville Road, Suite 210
                           Wilmington, Delaware 19808
                                 (302) 998-1734

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                                        December 23, 1996
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. o

         Check the following box if a fee is being paid with this statement. x (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
                         (Continued on following pages)

                               (Page 1 of 9 Pages)
                            -----------------------
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 457644106

--------------- ----------------------------------------------------------------
     1.         NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OR ABOVE PERSON

                         VIMRx Pharmaceuticals Inc.  06-1192468
--------------- ----------------------------------------------------------------
     2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  o

                                                                      (b)  o

--------------- ----------------------------------------------------------------
     3.         SEC USE ONLY
--------------- ----------------------------------------------------------------
     4.         SOURCE OF FUNDS

                         WC, 00 See Item 3.
--------------- ----------------------------------------------------------------
     5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(D) OR 2(E)                              o
--------------- ----------------------------------------------------------------
     6.         CITIZENSHIP OR PLACE OF ORGANIZATION

                         Delaware
-------------------------- ----------- -----------------------------------------
        NUMBER OF               7.     SOLE VOTING POWER

         SHARES                              22,666,666

      BENEFICIALLY

      OWNED BY EACH

        REPORTING

       PERSON WITH
                           ----------- -----------------------------------------
                                8.     SHARED VOTING POWER

                                                0

                           ----------- -----------------------------------------
                                9.     SOLE DISPOSITIVE POWER

                                                20,166,666

                           ----------- -----------------------------------------
                                10.    SHARED DISPOSITIVE POWER

                                                0

--------------- ----------------------------------------------------------------
     11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         22,666,666  See Item 5(a).

--------------- ----------------------------------------------------------------
     12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                          o
--------------- ----------------------------------------------------------------
     13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     74.0%
--------------- ----------------------------------------------------------------
     14.        TYPE OF REPORTING PERSON

                         CO

--------------- ----------------------------------------------------------------

Item I.  Security and Issuer.

               The securities to which this Schedule 13D relate are shares of Common Stock, $.013 par value per share (the "Issuer Common Stock") of Innovir Laboratories, Inc. (the "Issuer"), a corporation organized under the laws of Delaware. The address of the Issuer's principal executive office is 510 East 73rd Street, New York, New York 10021.


Item 2. Identity and Background.

               The person filing this statement is VIMRx Pharmaceuticals Inc., a corporation organized under the laws of the State of Delaware ("VIMRx"). VIMRx is engaged in developing therapeutic and related products from synthetic hypericin, principally for the treatment of viral and retroviral diseases and synthetic catalytic oligonucleotide compounds for other indications. The address of VIMRx's principal business and principal office is 2751 Centerville Road, Suite 210, Wilmington, Delaware 19808.

               During the last five years, VIMRx has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding VIMRx was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

               The sources and amounts of funds used by VIMRx in acquiring beneficial ownership of 22,666,666 shares of Issuer Common Stock were as follows:

          (i) 9,500,000 million shares of Issuer Common Stock were acquired by VIMRx from the Aries Fund, a Cayman Islands trust, and the Aries Domestic Fund, L.P., a Delaware limited partnership (together, the "Aries Funds") on December 23, 1996 in exchange for 3,000,000 newly issued shares of Common Stock, $.001 par value, of VIMRx (the "VIMRx Shares") and $3,000,000 in cash. The source of the $3,000,000 in cash was VIMRx's working capital.

          (ii) 8,666,666 shares of Class D Convertible Preferred Stock of the Issuer (the "Issuer Preferred Stock") convertible into 8,666,666 shares of Issuer Common Stock and 1,000,000 warrants to purchase 1,000,000 shares of Issuer Common Stock at $1.00 per share and 1,000,000 warrants to purchase 1,000,000 shares of Issuer Common Stock at $2.00 per share, were granted to VIMRx by the Issuer in exchange for all of the capital stock of VIMRx's wholly-owned subsidiary, VIMRx Holdings, Ltd. ("VHL"); prior to closing, VIMRx had made a capital contribution to VHL of $4,000,000.

          (iii) proxies to vote 500,000 shares of Issuer Common Stock owned by the Aries Funds and to vote up to 2,000,000 shares of Issuer Common Stock purchasable by the Aries Funds upon exercise of warrants owned by the Aries Funds were granted to VIMRx pursuant to certain agreements in connection with the acquisition by VIMRx of 9,500,000 shares of Issuer Common Stock from the Aries Funds. See Item 6.

Item 4.  Purpose of Transaction.


               The purpose of the acquisition of beneficial ownership of the 22,666,666 shares of Issuer Common Stock by VIMRx was to acquire a controlling interest in the Issuer. As set forth in Item 6, (i) VIMRx has agreed to exercise warrants to purchase 1,000,000 shares of Issuer Common Stock after receipt of a written request from the Issuer's
          Board of Directors subsequent to May 31, 1997 specifying that the Issuer has insufficient funds to continue its operations, and the Aries Funds have agreed to exercise their warrants to purchase 2,000,000 shares of Issuer Common Stock in the event VIMRx so exercises, (ii) the Aries Funds have granted VIMRx a voting proxy with respect to 500,000 shares of Issuer Common Stock owned by the Aries Funds and have agreed to grant VIMRx a proxy with respect to up to 2,000,000 shares of Issuer Common Stock purchasable by the Aries Funds upon exercise of warrants, and (iii) the Issuer has agreed to convene a meeting of its stockholders to elect seven directors, four of whom shall be designees of VIMRx, and to approve an amendment to the Issuer's certificate of incorporation to increase the authorized number of shares of Issuer Common Stock to 70,000,000 shares. Except as described above, VIMRx has no plans or proposals that would result in the types of transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

          (a) VIMRx beneficially owns 22,666,666 shares of Issuer Common Stock (including (i) 2,000,000 shares of Issuer Common Stock issuable upon exercise of warrants, (ii) 8,666,666 shares of Issuer Common Stock issuable upon conversion of 8,666,666 shares of Issuer Preferred Stock, (iii) a proxy to vote 500,000 shares of Issuer Common Stock owned by the Aries Funds and (iv) a proxy to vote up to 2,000,000 shares of Issuer Common Stock issuable upon exercise of warrants by the Aries Funds), representing approximately 74.0% of the outstanding shares of Issuer Common Stock (based upon the 17,946,376 shares of Issuer Common Stock outstanding in December 1996 as reported in the Issuer's Annual Report on Form 10-K for the year ended September 30, 1996). The Issuer Preferred Stock is immediately convertible into Issuer Common Stock on a share-for-share basis provided the Issuer has a sufficient number of shares of Issuer Common Stock authorized for issuance upon conversion of the Issuer Preferred Stock. In the event the Issuer does not have a sufficient number of shares of Issuer Common Stock so authorized by June 30, 1997, each share of Issuer Preferred Stock for which there is not a sufficient number of authorized shares will be convertible into one and one-half shares of Issuer Common Stock. The Issuer has agreed to convene a meeting of its stockholders to, among other things, approve an amendment to its certificate of incorporation to increase the authorized number of shares of Issuer Common Stock. See Item 6.

          (b) VIMRx has sole power to vote or to direct the vote of the 22,666,666 shares of Issuer Common Stock beneficially owned by it, and has sole power to dispose of or direct the disposition of 20,166,666 of such shares.

          (c) No transactions in shares of Issuer Common Stock were effected by VIMRx during the past 60 days other than acquisition of beneficial ownership of the shares of Issuer Common Stock described in Item 5.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

               On December 23, 1996, VIMRx acquired an approximate 74.0% beneficial ownership interest in the Issuer pursuant to an agreement dated November 21, 1996 between VIMRx and the Issuer, a copy of which is attached as Exhibit 1 hereto, and an agreement dated November 21, 1996, as amended, between VIMRx and The Aries Funds, copies of which are attached as Exhibits 2 and 3 hereto.

               Pursuant to the agreements, as amended (i) the Aries Funds, which owned 4,000,000 shares of Issuer Common Stock prior to the transaction, exercised warrants and unit purchase options to purchase an additional 6,000,000 shares of Issuer Common Stock, thereby providing $3,000,000 in cash to the Issuer and resulting in the Aries Funds owning 10,000,000 shares of Issuer Common Stock; (ii) VIMRx acquired 9,500,000 shares of Issuer Common Stock from the Aries Funds for $3,000,000 in cash and the VIMRx Shares, and (iii) VIMRx exchanged all of the capital stock of its wholly-owned subsidiary, VHL (to which, prior to closing, VIMRx had made a capital contribution of $4,000,000), for 8,666,666 shares of Issuer Preferred Stock (convertible into 8,666,666 shares of Issuer Common Stock), plus five-year warrants to purchase an additional 2,000,000 shares of Issuer Common Stock (1,000,000 shares at an exercise price of $1.00 per share and 1,000,000 shares at an exercise price of $2.00 per share).
               Pursuant to a registration rights agreement, a copy of which is attached as Exhibit 4 hereto, VIMRx has agreed to file a registration statement (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") by February 6, 1997 for the public resale of the VIMRx Shares, to use its best efforts to cause the Registration Statement to be declared effective by the Commission under the Securities Act of 1933, as amended (the "Securities Act") as soon as practicable and to use its best efforts to keep the Registration Statement effective until the earlier of the date the VIMRx Shares shall have been disposed of or the date on which all VIMRx Shares are eligible for sale pursuant to Rule 144 under the Securities Act (December 23, 1999 under Rule 144 as in effect in the date of this Schedule 13D). VIMRx has agreed to indemnify the holders of the VIMRx Shares against certain civil liabilities, including liabilities under the Securities Act.

               The Issuer has agreed to convene a meeting of its stockholders to elect seven directors, four of whom shall be designees of VIMRx (Richard L. Dunning, VIMRx's President and Chief Executive Officer, Francis M. O'Connell, VIMRx's Chief Financial Officer, David A. Jackson, VIMRx's Executive Vice President and Chief Scientific Officer, and Laurence D. Fink, a director of VIMRx), and to approve an amendment to its certificate of incorporation to increase the authorized number of shares of Issuer Common Stock to 70,000,000 shares.

               Under the agreements, (i) VIMRx has agreed to exercise its warrants to purchase 1,000,000 shares of Issuer Common Stock at $1.00 per share (for an aggregate exercise price of $1,000,000) after receipt of a written request from the Issuer's Board of Directors subsequent to May 31, 1997 specifying that the Issuer has insufficient funds to continue its operations, (ii) the Aries Funds have agreed to exercise their warrants to purchase 2,000,000 shares of Issuer Common Stock at $.50 per share (for an aggregate exercise price of $1,000,000) in the event VIMRx exercises its warrants pursuant to clause (i) above, and to grant VIMRx an irrevocable voting proxy through November 31, 1999 with respect to the shares of Issuer Common Stock so purchased (which will not restrict the Aries Funds from selling such shares and will lapse with respect to any such shares sold), and (iii) the Aries Funds granted VIMRx an irrevocable voting proxy with respect to the 500,000 shares of Issuer Common Stock owned by the Aries Funds (which will not restrict the Aries Funds from selling such shares and will lapse with respect to any such shares sold).
Item 7.  Material to be filed as Exhibits.

         1. Copy of Agreement dated November 21, 1996, by and among VIMRx and the Issuer.

         2. Copy of Agreement dated November 21, 1996 (the "Aries Agreement") by and among VIMRx and the Aries Funds.

         3. Copy of Amendment to the Aries Agreement dated December 23, 1996 by and among VIMRx and the Aries Funds.

         4. Copy of Registration Rights Agreement December 23, 1996 by and among VIMRx and the Aries Funds.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          Date: December 30, 1996




                                          VIMRx PHARMACEUTICALS INC.


                                          By:    /s/ Francis M. O'Connell
                                                 Francis M. O'Connell
                                                 Chief Financial Officer